COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JAN 17 P 12:49

January 15, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990




08000265

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose an English translation of a recent announcement regarding the appointments of Mr. Frank Annuscheit and Mr. Markus Beumer to the board of managing directors as of January 1, 2008. These appointments may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel

Jennifer O'Neill
Assistant Cashier

PROCESSED
JAN 23 2008
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

Commerzbank Aktiengesellschaft · Registered Office: Frankfurt am Main (HRB 32000)
Ust-IdNo: DE 114 103 514
Chairman of the Supervisory Board: Martin Kohlhaussen
Board of Managing Directors: Klaus-Peter Müller, Chairman
Martin Blessing, Wolfgang Hartmann, Achim Kassow,
Bernd Knobloch, Michael Reuther, Eric Strutz, NicholasTeller

Commerzbank appoints new members to the Board of Managing Directors from among its own ranks

In addition to naming Martin Blessing as the successor to Klaus-Peter Mueller as Chairman of the Board of Managing Directors, two other members of the Board of Directors were chosen. At its meeting today, the Supervisory Board appointed Frank Annuscheit and Markus Beumer as new members of the Board of Managing Directors – subject to the usual BaFin approval – with effect from January 1, 2008.

Frank Annuscheit, 45, is currently Group Chief Operating Officer of Commerzbank's global IT and transaction banking activities. He will now also be responsible for Operational Organization (ZFO). Markus Beumer, 43, will assume responsibility for Mittelstandbank from Martin Blessing. Beumer has been Group Head of Corporate Banking since April 2006 and is therefore best qualified to keep this segment, as well as his new responsibilities, on a successful course.

Frank Annuscheit



Frank Annuscheit

Frank Annuscheit joined Commerzbank as Chief Information Officer in 2003. Initially his area of responsibility included information technology (ZIT A, P, S) and transaction banking (ZTB B, M). In 2006 he took on additional responsibility, including for IT and organizational units abroad, when he became Group Chief Operating Officer. In the last two years he has spearheaded many projects, including the Service to Perform program, laying the foundation for a modern and efficient IT system at our bank. Annuscheit, who studied business, began his professional career in 1989 as a management consultant in the financial services field. From 1993 to 2003 he worked at Deutsche Bank in various international management positions in Frankfurt, London and New York, including areas such as trade and settlement systems, risk reporting and management systems, as director of IT systems for Deutsche Bank 24 and, finally, as a member of the Board of Deutsche Bank subsidiary, european transaction bank AG. With Annuscheits appointment to the Board of Managing Directors, the bank is taking account of the fast growing importance of the Organization, Transaction Banking and Information Technology areas. He is married and has two children.

Markus Beumer



Markus Beumer

Markus Beumer joined Commerzbank as the Head of Corporate Banking at the Frankfurt branch in July 2005. In this capacity his duties included managing the Mittelstand business in Hessen and northern Bavaria. Less than a year later, in April 2006, he was named Group Head of Corporate Banking, reporting directly to the Board of Managing Directors at the Frankfurt headquarters. Over the last year and a half he advanced the Mittelstand program Move to the Top and initiated and successfully implemented several new projects, including Major Clients Business Model and Credit Portfolio Management.

Markus Beumer studied economics at the University of Münster. He began his career at Deutsche Bank in 1991. In 1994 he moved to Dresdner Bank, where he headed sales operations in the private and business clients segment. In August 2000 he joined the HypoVereinsbank Group, where he

held various management functions, from a position on the Managing Board of Directors at a subsidiary to a central management position in retail banking. Before joining Commerzbank in 2005, Beumer was Head of Private Banking at HVB in Germany.

As a member of the Commerzbank Board of Managing Directors he will be responsible for Financial Institutions (ZFI) and corporate business in Asia as well as domestic Mittelstand business. His appointment is a sign of continuity in a business area that is both strategically significant and highly profitable for the bank. Beumer is married and has four children.

END